

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2014

Via E-mail
Dustin Lewis
Chief Financial Officer
MVP REIT, Inc.
12730 High Bluff Drive, Suite 110
San Diego, CA 92130

>   **Re: MVP REIT, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2013**
>   **Filed March 31, 2014**
>   **File No. 333-180741**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2013

Report of Independent Registered Public Accounting Firm

1.   We note that your current auditor did not opine on Schedule III provided in accordance with Rule 5-04(c) as of December 31, 2013. Please advise.

10-Q for the quarterly period ended September 30, 2014

Note L – Acquisitions, page 22

2.   With respect to the exchange of properties with Vestin Realty Mortgage I, Inc. ("VRM I") and Vestin Realty Mortgage II, Inc. ("VRM II"), it appears that you received a lesser amount of consideration than what was transferred. Please provide to us an analysis of how you accounted for such exchange of properties, your determination of the fair values

of assets purchased and transferred, and your calculation of net loss, if any, including any impact from the repayment to VRM I and VRM II of expenses related to the acquisition of parking facilities, including the 7.5% guaranteed return. Please also tell us the business purpose for reimbursing VRM I and VRM II for the losses they incurred related to the sale of MVP PF Baltimore 2013, LLC and acquisition expenses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant